UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): March 16, 2011

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532   20-0865835
(Commission File Number)   (I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

Today, Ashland Inc. (the "Company") announced that the Company's Board of Directors approved a $400 million stock repurchase program. Under the program, the Company's common shares will be purchased through a combination of a 10b5-1 automatic trading plan and discretionary purchases on the open market or in privately negotiated transactions. The amount and timing of any purchases will depend on a number of factors, including trading price, trading volume and general market conditions.

The Company also announced that the Board of Directors intends to increase the annual dividend to 70 cents per share from its current annual rate of 60 cents per share, commencing with the June 15, 2011 dividend payment.

The stock repurchase program and the intended increase in annual dividend are discussed further in the news release attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

Exhibit	Description
99.1	News Release dated March 16, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

March 16, 2011	/s/ Lamar M. Chambers
	Lamar M. Chambers
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated March 16, 2011.

FOR ADDITIONAL INFORMATION:
Media Relations: Investor Relations:
Ken Gordon   David Neuberger
(614) 790-1832   (859) 815-4454
kdgordon@ashland.com daneuberger@ashland.com

FOR IMMEDIATE RELEASE:
March 16, 2011

Ashland Inc. board announces
$400 million stock repurchase program,
intends to increase annual dividend

COVINGTON, Ky**.** – Ashland Inc. (NYSE: ASH) announced today that its board of directors approved a $400 million stock repurchase program. Under the program, the company's common shares will be purchased through a combination of a 10b5-1 automatic trading plan and discretionary purchases on the open market or in privately negotiated transactions. The amount and timing of any purchases will depend on a number of factors, including trading price, trading volume and general market conditions.

In addition, the board intends to increase the annual dividend to 70 cents per share from its current annual rate of 60 cents per share, commencing with the June 15 dividend payment.

"The implementation of this stock repurchase program reflects our view that the market has not yet fully recognized the value of Ashland today," said James J. O'Brien, Ashland's chairman and chief executive officer. "This program and the contemplated dividend increase enable us to continue rewarding shareholders in a variety of ways, while retaining the financial flexibility to support our existing growth plans. These actions provide yet another indication of the board's confidence in Ashland's overall strategy and enhanced cash-generating capabilities."

As of Dec. 31, 2010, there were 79,040,152 shares of Ashland common stock outstanding.

In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive,

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construction, energy, personal care, pharmaceutical, tissue and towel, and water treatment. Visit www.ashland.com to see the innovations we offer through our five commercial units – Ashland Aqualon Functional Ingredients, Ashland Hercules Water Technologies, Ashland Performance Materials, Ashland Consumer Markets (Valvoline) and Ashland Distribution.

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Forward-Looking Statements
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon a number of assumptions, including those mentioned within this news release. Other risks and uncertainties include those that are described in filings made by Ashland with the Securities and Exchange Commission, including its most recent Forms 10-K and 10-Q, which are available on Ashland's website at http://investor.ashland.com or at www.sec.gov. Ashland believes its expectations are reasonable, but cannot assure they will be achieved. Forward-looking information may prove to be inaccurate, and actual results may differ significantly from those anticipated. Ashland is not obligated to subsequently update or revise the forward-looking statements made in this news release.